2007

THIRD QUARTER REPORT

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

May 31, 2007

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

Consolidated Balance Sheets
(expressed in Canadian dollars)

	May 31,	August 31,
	2007	2006
	$	$
	(unaudited)	(audited)
ASSETS

Current
Cash	33,174,210	663,452
Short-term investments	5,703,974	42,188,280
Other receivables	548,157	383,487
Marketable securities (Note 4)	526,468	30,000
Prepaid expenses and deposits	526,419	444,599
	40,479,228	43,709,818

Deferred Reorganization Costs	31,064	-
Long-term Investment (Note 4)	-	200,000
Due From Related Parties (Note 11)	-	98,269
Exploration Properties (Note 5)	23,213,151	15,407,706
Property and Equipment	623,464	517,362
	64,346,907	59,933,155

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued expenses (Note 11)	1,741,803	1,596,422

Shareholders' Equity
Share Capital (Note 6)	102,452,514	94,861,399
Contributed Surplus (Note 7)	5,267,517	4,498,728
Accumulated Other Comprehensive Income (Note 8)	225,781
Deficit	(45,340,708)	(41,023,394)
	62,605,104	58,336,733
	64,346,907	59,933,155

Subsequent events (Note 12)

On behalf of the Board:

Michael Hopley	Director	James Walchuck	Director

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

Consolidated Statements of Loss and Deficit
(Unaudited - expressed in Canadian dollars)

	For the Three Months		For the Nine Months
	Ended May 31,		Ended May 31,
	2007	2006	2007	2006
	$	$	$	$
OPERATING EXPENSES
Salaries, consulting and stock-based compensation	1,373,678	2,465,567	3,414,657	4,886,953
Property investigations and corporate development	105,509	5,995	793,722	146,945
Administration	149,160	127,893	482,969	292,022
Legal and professional fees	311,162	37,423	431,208	91,239
Travel	122,160	152,825	309,413	265,796
Investor relations	97,511	177,251	236,503	514,102
Regulatory fees	6,830	25,324	86,892	43,120
Interest and bank charges	2,935	3,120	9,337	7,681
	(2,168,945)	(2,995,398)	(5,764,701)	(6,247,858)
OTHER ITEMS
Interest income	402,850	436,213	1,253,262	548,756
Foreign exchange gain (loss)	(12,292)	(543,375)	132,935	(713,665)
Exploration property option income	46,894	-	46,894	-
Gain on sale of marketable securities	-	-	16,044	-
Net loss on disposal of property, plant and equipment	(1,748)	-	(1,748)	-
Recovery of note receivable	-	-	-	708,720
	435,704	(107,162)	1,447,387	543,811
Net Loss	(1,733,241)	(3,102,560)	(4,317,314)	(5,704,047)
Deficit, Beginning of Period	(43,607,467)	(36,987,245)	(41,023,394)	(34,385,758)
Deficit, End of Period	(45,340,708)	(40,089,805)	(45,340,708)	(40,089,805)

Basic and Diluted Loss Per Share	(0.01)	(0.04)	(0.04)	(0.07)

Weighted Average Number of Outstanding Shares	116,042,602	82,626,915	113,692,864	78,571,920

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

Consolidated Statement of Comprehensive Loss
(Unaudited - expressed in Canadian dollars)

For the Three Months		For the Nine Months
Ended May 31, 2007		Ended May 31, 2007
	$	$

Net loss for the period	(1,733,241)	(4,317,314)

Unrealized gains and (losses) on available for sale financial assets arising during the period (Note 8)	(97,978)	231,941
Reclassification adjustment for gains included in net income	-	(6,160)
Comprehensive loss for the period	(1,831,219)	(4,091,533)

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

Consolidated Statements of Cash Flows
(Unaudited - expressed in Canadian dollars)

	For the Three Months		For the Nine Months
	Ended May 31,		Ended May 31,
	2007	2006	2007	2006
	$	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,733,241)	(3,102,560)	(4,317,314)	(5,704,047)
Items not affecting cash:
Stock-based compensation	841,078	1,588,621	2,028,964	3,431,082
Amortization	14,824	11,901	40,805	32,423
Exploration property option income	(46,894)	-	(46,894)	-
Gain on sale of marketable securities	-	-	(16,044)	-
	(924,233)	(1,502,038)	(2,310,483)	(2,240,542)
Net changes in operating balances:
Other receivables	15,886	(9,215)	(26,177)	(130,054)
Prepaid expenses and deposits	(29,061)	(115,380)	114,678	(122.692)
Accounts payable and accrued expenses	79,846	53,005	309,022	156,241
	(857,562)	(1,573,628)	(1,912,960)	(2,337,047)

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments, net	31,110,448	448,665	36,484,306	(44,045,367)
Exploration property expenditures	(1,737,009)	(1,139,090)	(6,858,294)	(3,018,337)
Exploration property receipts	25,000	-	25,000	-
Purchase of property and equipment	(7,349)	(45,446)	(185,478)	(92,217)
Proceeds on sale of marketable securities	-	-	27,244	-
	29,391,090	(735,871)	29,492,778	(47,155,921)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital and special warrants, net of issue costs	3,050,003	1,331,192	4,930,940	49,863,288
Increase (decrease) in cash during the period	31,583,531	(978,307)	32,510,758	370,320
Cash, beginning of period	1,590,679	1,842,967	663,452	494,340
Cash, end of period	33,174,210	864,660	33,174,210	864,660

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the period for interest	$ 2,935	$ 3,120	$ 9,337	$ 7,681

Cash paid during the period for income taxes	-	-	-	-

NON-CASH TRANSACTIONS (NOTE 10)

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at May 31, 2007 and for the three and nine month periods then ended
(expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Gold Corporation ("the Company") is a public company listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany and incorporated in the Yukon Territory of Canada. The Company's principal business activity is the sourcing, exploration and development of mineral properties.

Although existing cash resources are currently expected to provide sufficient funds through the upcoming fiscal year, the capital expenditures required to achieve planned principal operations are substantial. As a result, the Company will be required to seek additional financing.

2. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.

Except for the changes in accounting policies described in Note 3 and the accounting for corporate transaction costs and property option payment income as discussed below, these unaudited interim consolidated financial statements follow the same significant accounting policies and methods of application as the Company's annual consolidated financial statements for the year ended August 31, 2006 (the Annual Financial Statements ). The interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

On May 28, 2007 the Company announced it will seek shareholder approval for the reorganization of its capital structure and separation of the ownership, management and financing of its uranium and precious metal assets. Direct and incremental costs incurred in connection with the proposed reorganization have been deferred and are presented as a non-current deferred charge. If completion of the reorganization is considered to be less likely than not, such costs will be expensed. Upon completion of the transaction, deferred costs (net of tax) will be charged to share capital.

The excess of property option payments receivable by the Company over the related exploration property balance are included in income when received.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for fair presentation have been included. Operating results for these interim periods are not necessarily indicative of the results that may be expected for the full fiscal year ending August 31, 2007. The majority of exploration costs are incurred in the months of April to October due to seasonal weather conditions in the Northern Hemisphere.

Certain of the prior period's figures have been reclassified to conform to the current period's presentation. Such reclassification is for presentation purposes only and has no effect on previously-reported results.

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at May 31, 2007 and for the three and nine month periods then ended
(expressed in Canadian dollars)

3. CHANGES IN ACCOUNTING POLICIES

Effective September 1, 2006, the Company has adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ( CICA ) in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments Recognition and Measurement (CICA Handbook Section 3855)

In accordance with this new standard the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

The Company has classified its short-term investments as held for trading and therefore carries its investments at fair market value, with the unrealized gain or loss recorded in interest income. This change in accounting policy had no material effect on the Company's previous financial statements.

The Company has classified its marketable securities and long-term investment as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders' equity as a component of other comprehensive income. These amounts will be reclassified from shareholders' equity to net income when they are sold. Previously, investments in public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy resulted in a $15,000 increase in the carrying value of marketable securities and a $479,915 increase in the carrying value of the long-term investment as at September 1, 2006, representing the aggregate cumulative unrealized gains at that time as disclosed in Note 7.

Comprehensive Income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders' equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cash flow hedges, if any. The components of accumulated other comprehensive income for the nine months ended May 31, 2007 are disclosed in Note 8.

Hedges (CICA Handbook Section 3865)

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company has not designated any hedging relationships.

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at May 31, 2007 and for the three and nine month periods then ended
(expressed in Canadian dollars)

4. MARKETABLE SECURITIES

	Market value	Cost
	May 31, 2007	August 31, 2006
	$	$
Condor Resources PLC	440,713	0
Finavera Renawables Inc.	34,225	0
New Cantech Ventures Inc. (Note 5 (b))	28,500	0
Sunrise Minerals Inc.	23,030	30,000
Total	526,468	30,000

Condor Resources PLC was presented as a long-term investment as at August 31, 2006.

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at May 31, 2007 and for the three and nine month periods then ended
(expressed in Canadian dollars)

5. EXPLORATION PROPERTIES

	Uranium			Gold			Other
Nine Months Ended	Slovakia	Slovakia	United	Slovakia	N. Ireland (a)	USA	Gold,(b)	Total
May 31, 2007	Kuriskova	Other	States	Kremnica	Curraghinalt	Nevada	VMS
	$	$	$	$	$	$	$	$

Balance, August 31, 2006	1,477,748	54,977	1,033,436	6,065,162	6,347,264	144,813	284,306	15,407,706

Acquisition costs	-	-	505,928	-	1,407,850	-	38,250	1,952,028
Exploration costs:
Licenses and permits	645	11,094	-	9,202	141,221	3,430	8,901	174,493
Mapping and surveying	8,471	11,868	83,681	2,795	11,795	10,028	7,009	135,647
Drilling and assays	710,618	282,166	572	621,995	702,902	15,265	153,146	2,486,664
Office and field work	7,697	12,771	-	184,255	54,734	935	13,091	273,483
Personnel, geological consulting and travel	156,348	113,692	466,430	459,326	201,275	151,997	20,019	1,569,087
Public and government relations	10,105	25,069	-	364,640	-	-	-	399,814
Socio-environmental studies	92,216	-	-	282,049	5,768	-	-	380,033
Studies and evaluations	-	2,580	-	350,928	104,794	-	-	458,302
Total costs incurred	986,100	459,240	1,056,611	2,275,190	2,630,339	181,655	240,416	7,829,551
Option payments received	-	-	-	-	-	-	(24,106)	(24,106)
Balance, May 31, 2007	2,463,848	514,217	2,090,047	8,340,352	8,977,603	326,468	500,616	23,213,151

	Uranium			Gold			Other
Year Ended	Slovakia	Slovakia	United	Slovakia	N. Ireland	USA	Gold,
August 31, 2006	Kuriskova	Other	States	Kremnica	Curraghinalt	Nevada	VMS	Total
	$	$	$	$	$	$	$	$

Balance, August 31, 2005	5,543	2,773	200,914	2,740,282	6,077,875	-	224,958	9,252,345

Acquisition costs	-	-	339,340	-	-	39,606	-	378,946
Exploration costs:
Licenses and permits	-	-	106,344	-	-	28,076	75,465	209,885
Mapping and surveying	24,746	14,988	4,093	12,007	7,875	-	-	63,709
Drilling and assays	1,175,077	-	15,989	1,001,482	155,128	-	1,722	2,349,398
Office and field work	18,721	3,747	70,487	161,152	8,944	15,926	23,261	302,238
Personnel, geological consulting and travel	125,912	33,469	296,269	759,644	78,767	61,205	13,567	1,368,833
Public and government relations	34,442	-	-	209,047	-	-	-	243,489
Socio-environmental studies	7,681	-	-	413,873	-	-	-	421,554
Studies and evaluations	85,626	-	-	767,675	18,675	-	-	871,976
Total costs incurred	1,472,205	52,204	832,522	3,324,880	269,389	144,813	114,015	6,210,028
Write-down							(54,667)	(54,667)
Balance, August 31, 2006	1,477,748	54,977	1,033,436	6,065,162	6,347,264	144,813	284,306	15,407,706

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at May 31, 2007 and for the three and nine month periods then ended
(expressed in Canadian dollars)

a) Northern Ireland - Curraghinalt

In February 2007, the Company negotiated the termination of its purchase and sale agreement related to its mineral exploration licenses in County Tyrone, Northern Ireland including the Curraghinalt gold property. Under the termination agreement, the Company issued 500,000 common shares (fair value $1,400,000) to Strongbow Exploration Inc. (Note 6) as consideration to terminate its remaining contingent share and income tax benefit obligations to Strongbow.

b) Other Gold, Canada

In February 2007, the Company entered into an option agreement with New Cantech Ventures Inc. ( Cantech ) to dispose of an undivided 70% right, title and interest to certain of the Company's claims in British Columbia, Canada. As at May 31, 2007, the Company received $25,000 and 50,000 common shares of Cantech (Note 10) for a total consideration of $71,000, of which $24,106 was credited against exploration property costs and $46,894 was included in income.

To maintain its interest over a five year period, Cantech will issue and deliver 450,000 common shares of Cantech to the Company and incur exploration costs of $300,000. Upon completion of these terms, the Company may elect to enter into a joint venture with Cantech, take a 10% carried interest or take a 2% net smelter return royalty. Cantech has certain fixed price options to acquire the NSR from the Company.

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at May 31, 2007 and for the three and nine month periods then ended
(expressed in Canadian dollars)

6. SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance. The issued common shares are as follows:

	Nine Months Ended		Year Ended
	May 31, 2007		August 31, 2006
	Number	Amount	Number	Amount

Balance, beginning of period	111,931,263	$94,861,399	67,826,513	$46,559,522

Shares issued for cash and other:

Options	1,766,837	2,887,187	4,096,500	3,152,915
Exploration properties (Note 5(a))	500,000	1,400,000	200,000	87,000
Warrants	4,588,923	3,303,928	26,250	15,972
Private placements	-	-	39,707,000	49,000,150
Financing fee	-	-	75,000	37,500
Share issuance costs	-	-	-	(3,991,660)
Balance, end of period	118,787,023	$102,452,514	111,931,263	$94,861,399

Warrants The Company has share purchase warrants outstanding as follows:

Exercise	Balance at				Balance at
Price	August 31, 2006	Issued	(Exercised)	(Expired)	May 31, 2007	Expiry Date

$ 0.55	2,500,000(1)	-	(2,500,000)	-	-	August 31, 2007
$ 0.55	2,500,000(1)	-		-	2,500,000(1)	September 8, 2007
$ 0.65	1,761,250(1)	-	(1,761,250)	-	-	March 31, 2007
$ 1.65	936,210	-	(327,673)	-	608,537(2)	February 22, 2008
	7,697,460	-	(4,588,923)	-	3,108,537

(1)     The Company may require these warrants to be exercised at any time.

(2)     The Company has entered into an undertaking agreement with a shareholder. The undertaking confirms that the shareholder has agreed not to exercise its warrants to the extent that such exercise would result in the shareholder holding 20% or more of the Company's issued shares.

7. CONTRIBUTED SURPLUS

$

Balance, August 31, 2006	4,498,728
Stock-based compensation	2,028,964
Stock options and agents' warrants exercised	(1,260,175)
Balance, May 31, 2007	5,267,517

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at May 31, 2007 and for the three and nine month periods then ended
(expressed in Canadian dollars)

8. ACCUMULATED OTHER COMPREHENSIVE INCOME

$
Balance, August 31, 2006	-
Adjustment for cumulative unrealized gains on available-for-sale investments at September 1, 2006 (Note 3)	494,915
Unrealized losses on available-for-sale investments	(269,134)
Balance, May 31, 2007	225,781

9. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

		Weighted
		Average Exercise
		Price
	Options	$

Outstanding, August 31, 2006	8,105,001	1.28
Granted	1,760,000	3.20
Exercised	(1,766,837)	1.06
Forfeited	(523,333)	0.96
Cancelled	(366,664)	1.49
Outstanding, May 31, 2007	7,208,167	1.81

As at May 31, 2007, the Company has stock options outstanding and exercisable as follows:

	Options Outstanding			Options Exercisable
		Weighted Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Outstanding	Contractual Life	Exercise Price	Number	Exercise Price
Exercise Prices	#	(yrs)	$	Exercisable	$

$0.25 - 0.50	1,105,000	2.49	0.43	1,105,000	0.43
$1.45 - 1.86	4,345,667	3.80	1.61	3,351,673	1.63
$2.02 - 3.44	1,757,500	4.70	3.20	654,335	3.19
	7,208,167	3.82	1.81	5,111,008	1.57

For purposes of the Black-Scholes calculation, the following weighted-average assumptions were used for the nine months ended May 31, 2007:

Risk free interest rate	4.04%
Expected dividend yield	0%
Expected stock price volatility	92.7%
Expected life of options	2 Years
Weighted average per share fair value of options granted in the period	$1.63

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at May 31, 2007 and for the three and nine month periods then ended
(expressed in Canadian dollars)

10. NON-CASH TRANSACTIONS

	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2007	2006	2007	2006
	$	$	$	$

Shares issued for exploration properties	-	-	1,400,000	87,000
Marketable securities for exploration property income	46,000	-	46,000	-
Amortization capitalized to exploration properties	13,715	-	38,571	-
Marketable securities for other receivables	-	-	35,888	-
Agents' fees paid in shares	-	-	-	37,500

11. RELATED PARTY TRANSACTIONS AND BALANCES

Amounts due from and to directors, officers, companies they control, and companies with common directors and/or officers are unsecured, without interest or fixed terms of repayment.

The Company had the following related party transactions:

	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2007	2006	2007	2006
	$	$	$	$

Legal fees to a law firm in which a director is a partner	112,130	132,490	131,157	139,113
Cost reimbursements from companies with common directors and/or officers	2,663	35,435	64,285	178,830
Consulting fees to companies controlled by directors	7,500	258,500	30,403	468,500
Consulting fees to companies controlled by officers	3,000	12,000	29,000	54,000

12. SUBSEQUENT EVENTS

a)     The directors of the Company approved the adoption of a shareholder rights plan, dated July 6, 2007, (the Rights Plan ) that is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time. Although the Rights Plan took effect immediately, the Company will ask its shareholders to ratify it at the next meeting of shareholders. The Rights Plan will expire if shareholder ratification is not obtained within six months of its date. If approved, it will continue in effect until the annual general meeting of shareholders in 2010.

b)     The Company issued 230,001 common shares for $354,001 in respect to the exercise of stock options.

TOURNIGAN GOLD CORPORATION
2007 THIRD QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at May 31, 2007 and for the three and nine month periods then ended
(expressed in Canadian dollars)

c)     The Company granted 150,000 stock options exercisable at $3.76 per common share for a period of five years to an officer of the Company. These options vest over a two year period.

d)     Consultants and employees forfeited 108,999 stock options as a consequence of their resignations from the Company.